Filed pursuant to Rule 424(b)(3)
File No. 333-255932
SUPPLEMENT DATED AUGUST 19, 2024 TO THE CURRENT
STATUTORY PROSPECTUS FOR:
Invesco Dynamic Credit Opportunity Fund
(the “Fund”)
This supplement amends the Statutory Prospectus of the above referenced fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Statutory Prospectus and retain it for future reference.
The following information is added at the end of the sections under the heading “Summary of Terms – Share Repurchase Program” and “Share Repurchase Program” in the prospectus for the Fund:
The Adviser or its affiliates may purchase Shares from time to time, and may hold a material position in the Fund. In the event that the Adviser or its affiliates holds Shares in the capacity of a shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other shareholders. Any repurchases of the Adviser’s or its affiliate’s shares will be made on the same terms and subject to the same limitations as other shareholders. If the Adviser or its affiliate tenders a significant number of Shares in connection with a periodic repurchase offer, the repurchase offer could be oversubscribed and shareholders participating in the repurchase offer (including the Adviser or its affiliates) would only be able to have a portion of their Shares repurchased. In such a case, the Adviser or its affiliates would be subject to the resulting proration of tendered amounts on the same terms as with all other tendering investors. Other possible risks associated with the Fund’s repurchase offers are described under “Risks —Other Risks Relating to the Fund — Repurchase Offer Risk” in the Prospectus.
DCO-STATPRO-SUP-1